EXHIBIT 99.1

Brookfield Announces Redemption of $550 Million Principal Amount of 4.000% Notes due April 1, 2024

All amounts in U.S. dollars unless otherwise stated.

BROOKFIELD NEWS, June 14, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (TSX: BN, NYSE: BN) announced today that its subsidiary, Brookfield Finance Inc., has exercised its right to redeem $550,000,000 of its senior notes due April 1, 2024 (the “Notes”) on July 14, 2023. The Notes were originally issued by Brookfield Finance LLC, a subsidiary of Brookfield Corporation, and subsequently assumed by Brookfield Finance Inc., and are fully and unconditionally guaranteed by Brookfield Corporation. The Notes will be redeemed on a pro rata basis.

The redemption price for the Notes will be determined in accordance with the provisions of the indenture dated March 10, 2017, the first supplemental indenture dated March 10, 2017 and the second supplemental indenture dated December 31, 2018, and will include accrued and unpaid interest on the Notes up to, but not including, the redemption date.

Notice of redemption has been sent today to The Depository Trust Company (“DTC”), the Canadian trustee, Computershare Trust Company of Canada, and the U.S. trustee, Computershare Trust Company, N.A. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through DTC should contact their DTC customer service representative with any questions about the redemption.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn an annualized return of 15%+ for our shareholders.

Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

We employ a disciplined investment approach, leveraging our global reach and the scale and flexibility of our capital, to identify proprietary opportunities to invest on a value basis. We then utilize our deep operating expertise, based on our 100+ year history as an owner and operator of real assets, to grow cash flows and create value in each of our businesses to generate strong risk-adjusted returns across market cycles.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com